February 5, 2007

Via Facsimile (202) 772-9368

U.S. Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Edward M. Kelly, Esq.

Re:	China Clean Energy Inc.
Registration Statement on Form SB-2
File No. 333-140132

Ladies and Gentlemen:

We are counsel to China Clean Energy Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated January 31, 2007, from the Division of Corporation Finance to the Company’s Registration Statement on Form SB-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 22, 2007 (the “Form SB-2”). Our responses are numbered to correspond to the order of the Commission’s comments.

1.
The audit opinion and consent from Moen and Company LLP relates to Fujian Zhong De Technology Stock Co., Ltd. You are required to give audited financial statements with a corresponding audit opinion and consent for China Clean Energy Resources, Ltd. See Item 310 of Regulation S-B.

The Company is seeking a revised audit opinion and consent from Moen and Company LLP consistent with the above comment. Once obtained, such consent and opinion will be filed with Amendment No. 1 to the Form SB-2.

2.	You have not included the historical financial statements of Hurley Exploration Inc.

The Company acknowledges that the Commission has taken the position that Item 310 of Regulation S-B mandates that the Company include the historical financial statements of Hurley Exploration Inc. as part of the Form SB-2. These financial statements were originally omitted, as the Company and its auditors believed that such financial statements were immaterial, and to include them in the Form SB-2 could be misleading to investors. The Company anticipates that its auditors will complete the audit of the Company’s financial statements for the fiscal year ended December 31, 2006 (the “Year End Financial Statements”) during the week of February 19, 2007. As discussed with the Commission telephonically, the Company requests that the Commission commence its full review of the Form SB-2 based on the Company’s assurance that it will not request that the Commission declare the Form SB-2 effective prior to amending the Form SB-2 in order to include the audited Year End Financial Statements.

U.S. Securities and Exchange Commission
February 5, 2007

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974 or Harvey J. Kesner at (212) 659-4973.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner
Direct Phone Number: (212) 659-4974
Direct Fax Number: (212) 884-8234
rick.werner@haynesboone.com

cc:	Ms. Patricia Armelin
Mr. Gary Zhao
Mr. Harvey J. Kesner